British Columbia Securities Commission
QUARTERLY REPORT
FORM 61

ISSUER DETAILS:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT

AVINO SILVER & GOLD MINES LTD.	October 31, 2000	December 20, 2000

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC V6C 1T1

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE

Vancouver,	British Columbia	V6C 1T1	(604) 682-3600	(604) 682-3701

CONTACT PERSON		CONTACT’S POSITION		CONTACT TELEPHONE NO.

A. Regnier		Corporate Secretary/Accountant		(604) 682-3701

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:

“ERNEST CALVERT”	00/11/20

DIRECTOR’S SIGNATURE	DATE SIGNED

Signed:

“LOUIS WOLFIN”	00/11/20

SCHEDULE “B”
SUPPLEMENTARY INFORMATION
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 61 — QUARTERLY REPORT

SECURITIES ISSUED DURING THE QUARTER ENDED OCTOBER 31, 2000

Date of issue	Type of security	Type of issue	Number / Amount	Price	Total Proceeds	Type of Consideration

Nil

OPTIONS GRANTED DURING THE QUARTER ENDED OCTOBER 31, 2000

Date Granted	Number	Type	Name	Exercise Price	Expiry Date

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT OCTOBER 31, 2000

			ISSUED

Class	Par Value	Authorized Number	Number	Amount

Common	No Par Value	25,000,000	4,577,686	$12,780,959

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

AS AT OCTOBER 31, 2000

		Exercise or
Security	Amount	Convertible Price	Expiry Date

Options	20,000	$2.58 per share	04/16/2001

Options	352,500	$0.60 per share	02/03/2003

Options	20,000	$0.60 per share	01/21/2002

Warrants	58,051	$0.68 per share	03/12/2001

SHARES IN ESCROW OR SUBJECT TO POOLING AT OCTOBER 31, 2000

No shares are held in Escrow, or subject to pooling.

LIST OF DIRECTORS AS AT OCTOBER 31, 2000

ERNEST CALVERT	MICHAEL BAYBAK

WILLIAM GLASIER	GEORGE SCOTT

DAVID WOLFIN	LOUIS WOLFIN

WILLIAM KOCKEN

SCHEDULE “C”

MANAGEMENT’S DISCUSSION
BRITISH COLUMBIA SECURITIES COMMISSION
FORM 61 — QUARTERLY REPORT
For the Quarter ended October 31, 2000

Avino Mine, Durango Mexico

During the period, silver production recovered to previous levels. Gold and copper have increased over the 1999 comparative period.

The mine has completed replacing much of its underground equipment.

Nine Months’ Production figures — Through October 31,

	2000	1999
Silver (ounces)	722,732	757,093
Gold (ounces)	7,021	6,377
Copper (pounds)	2,795,760	2,336,347
Recovery Rates (%)
	2000	1999

Silver	76.52	79.76
Gold	78.45	77.78
Copper	87.20	88.38

Bralorne Gold Mine, Bralorne, British Columbia

Gold prices continue to remain too low for further development of the Bralorne Gold Mine, located at the town of Bralorne in southwestern British Columbia. Management continues to explore additional financing opportunities, but market conditions are very difficult.

The Bralorne mine is permitted, and with construction of a tailings pond and purchase of additional milling equipment, it could be placed into production quickly.

Avino Silver and Gold Mines holds a 50% interest in the Bralorne Mine with joint venture partner Bralorne Pioneer Gold Mines Ltd.

Under the B.C. Securities Commission Form 61, “Quarterly Report”, the Commission requires, among other various information, that Exchange Issuers provide a brief summary of the investor relations activities undertaken by or on behalf of the Issuer during the quarter and disclosure of the material terms of any investor relations arrangements or contracts entered into by the Issuer during the quarter. In an effort to satisfy this requirement, we offer the following summary:

During the quarter, the Company incurred costs relating to the preparation and dissemination of Quarterly and Annual Reports and other shareholder information. The Company does not have an investor-relation’s contract or any arrangements relating thereto.